Exhibit 16

March 9, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7561

Re:	Autovative Products, Inc. File No. 333-175212

Commissioners:

My accounting firm, Malcolm L Pollard, Inc. (the "Firm"), was formerly the independent accounting firm for Autovative Products, Inc. ("Registrant"). The Firm has been provided with a copy of the Current Report on 8-K filed by the Registrant on February 29, 2012 (the "Form 8-K") and the amended 8-k/A dated March 9, 2012 which contained disclosures regarding the change in Registrant's certifying accountant. I have reviewed the Form 8-K dated February 29, 2012 and the amended 8-k/A dated March 9, 2012 and I agree with the disclosures contained therein.

/s/ Malcolm Pollard, Inc.

Malcolm Pollard, Inc.